UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2010

Commission File No. 001-33019

CRH America, Inc.

375 Northridge Road

Atlanta

Georgia 303350

United States of America

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

December 14, 2010

CRH Announces Early Results for the Cash Tender Offers

CRH plc (“CRH”) announced today the results to date of the previously announced cash tender offers (the “Tender Offer”) by CRH and its wholly owned subsidiary, CRH America, Inc. (“CRH America”), whereby (a) CRH America is offering to purchase, subject to certain conditions, up to $750 million aggregate principal amount of the outstanding 6.95% Notes due 2012, the outstanding 5.625% Notes due 2011 and the outstanding 5.30% Notes due 2013 (up to a $50 million purchase sublimit) and (b) CRH is offering to purchase up to $50 million aggregate principal amount of the outstanding 6.40% Notes due 2033. The terms and conditions of the Tender Offer are described in the Offer to Purchase dated November 30, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) that were distributed to Holders of the Notes.

As of the Early Tender Time, which was 5:00 p.m., New York City time, on December 13, 2010, Notes validly tendered and not validly withdrawn were as follows:

Title of Security	CUSIP/ ISIN	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Principal Amount Tendered(1)	Acceptance Priority Level	Maximum Purchase Sublimit
Offers to purchase up to $750,000,000 aggregate principal amount:
CRH America Offers:
6.95% Notes due 2012(2)	12626PAD5 / US12626PAD50	$1,000,000,000	$657,082,000	65.71%	1	N/A
5.625% Notes due 2011	12626PAH6 / US12626PAH64	$500,000,000	$267,853,000	53.57%	2	N/A
5.30% Notes due 2013	12626PAE3 / US12626PAE34	$700,000,000	$106,698,000	15.24%	3	$50,000,000

Offer to purchase up to $50,000,000 aggregate principal amount:
CRH Offer:
6.40% Notes due 2033	12626PAF0 / US12626PAF09	$248,667,000	$36,100,000	14.52%	N/A	N/A

(1)	Rounded to the nearest one-hundredth of one percent.
(2)	Eligible for early settlement, subject to the terms and conditions set forth in the Offer to Purchase.

The Tender Offer will expire at 11:59 p.m., New York City time, on December 28, 2010, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”).

Holders of Notes who validly tendered and have not validly withdrawn their Notes before the Early Tender Time, will receive the Total Consideration, which includes an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”). Holders of Notes who validly tender their Notes after the Early Tender Time will only be eligible to receive the Total Consideration minus the Early Tender Premium (the “Tender Offer Consideration”).

Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, to Holders of Notes that are accepted for purchase is expected to be made on December 29, 2010 (the “Final Settlement Date”), other than $492,713,000 in aggregate principal amount of 6.95% Notes due 2012 (representing an initial acceptance of 75% pending determination of the Final Proration Percentage) which have been accepted for purchase and for which payment is expected to be made today (the “Early Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”). Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Tender Offer will also be paid on the applicable Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the applicable Settlement Date.

Notes tendered pursuant to the Tender Offer may no longer be withdrawn.

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase. The terms and conditions of the Tender Offer are described in the Offer to Purchase.

CRH America’s and CRH’s respective obligations to accept any Notes tendered and to pay the Total Consideration or the Tender Offer Consideration, as the case may be, are set forth solely in the Offer to Purchase and Letter of Transmittal.

CRH America and CRH may each amend, extend or terminate the Tender Offer at any time in their sole discretion.

CRH America and CRH have retained J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. to serve as dealer managers for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3118 (collect) or UBS Securities LLC at (888) 719-4210 (toll free) or (203) 719-4210 (collect). Requests for documents may be directed to D.F. King & Co., Inc. at (800) 901-0068 (toll free) or (212) 269-5550 (collect for banks and brokers).

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer. CRH America and CRH are making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender Notes in response to the Tender Offer.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

J.P. Morgan Securities LLC	UBS Securities LLC
Dealer Manager	Dealer Manager
Tel: (866) 834-4666 (toll free)	Tel: (888) 719-4210 (toll free)
Tel: (212) 834-3118 (collect)	Tel: (203) 719-4210 (collect)

CRH plc Investor Relations
Tel: +353 1 404 1000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH America, Inc.
(Registrant)

Date December 14, 2010	By:	/S/ MICHAEL O’DRISCOLL
Michael O’Driscoll
Chief Financial Officer